EXHIBIT 12

MAXWELL TECHNOLOGIES, INC.
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Years Ended December 31,				Year Ended	Five Months Ended
(in thousands, except ratio data)	June 30, 2004	2003	2002	2001	2000	July 31, 1999	December 31, 1999
Fixed Charges:
Interest expense	$24	$225	$237	$1,232	$1,430	$404	$112
Interest component in rent	$102	$438	$554	$554	$758	$700	$152

Total fixed charges	$126	$663	$791	$1,786	$2,188	$1,104	$264

Earnings Available for Fixed Charges:
(Loss) income from continuing operations before	$(2,303)	$(7,387)	$(35,456)	$14,104	$(22,739)	$(2,474)	$(9,223)
income taxes and minority interest
Add: Fixed charges	$126	$663	$791	$1,786	$2,188	$1,104	$264
Less: Minority interest	--	--	$(241)	$(710)	$(181)	$4	$--

Total earnings available for fixed charges	$(2,177)	$(6,724)	$(34,424)	$16,600	$(20,370)	$(1,374)	$(8,959)

Ratio of earnings to fixed charges	$(17.28)	$(10.14)	$(43.52)	$9.29	$(9.31)	$(1.24)	$(33.94)

Earnings available for fixed charges equals income (loss) from continuing operations before income taxes and minority interest, plus fixed charges, less minority interest in net income (loss) of subsidiaries. Fixed charges consist of interest expense and estimated interest portion of rental expense.

Earnings were inadequate to cover fixed charges for the six month period ended June 30, 2004, for three of the past four fiscal years, the year ended July 31, 1999, and the five month period ended December 31, 1999. Additional earnings (in thousands) of $2,303, $7,387, $35,215, $22,558, $2,478 and $9,223 would have been required to cover fixed charges in the six months ended June 30, 2004, in each of fiscal years 2003, 2002, and 2000, in the year ended July 31, 1999, and in the five months ended December 31, 1999, respectively.